EXHIBIT 3.1

UNICO AMERICAN CORPORATION

AMENDMENT NO. 1 TO SECOND AMENDED AND RESTATED BYLAWS

(Effective Date: December 9, 2019)

1.	Article V, Section 1 of the Second Amended and Restated Bylaws of Unico American Corporation (the “Bylaws”) is amended and restated to read in its entirety: "The officers of the Corporation shall be a President, a Treasurer, and a Secretary. The Corporation may also have, at the discretion of the Board of Directors, a Chairperson of the Board, a Chief Executive Officer, a Chief Financial Officer, a Chief Operations Officer, a Chief Administrative Officer, an Executive Vice President, one or more Vice Presidents and a General Counsel. Any person may hold two or more offices."

2.	Article V, Section 2 of the Bylaws is amended and restated to read in its entirety: "The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a President, a Treasurer, and a Secretary, none of whom need be a member of the Board of Directors."